

Mail Stop 7010

August 20, 2007

Worthing F. Jackman
Executive Vice President and Chief Financial Officer
Waste Connections, Inc.
35 Iron Point Circle Suite 200
Folsom, California 95630

       Re: **Waste Connections, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2006
               File No. 1-31507

Dear Mr. Jackman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

               Sincerely,

               John Cash
               Accounting Branch Chief